BODY CENTRAL CORP.
6225 Powers Avenue
Jacksonville, Florida 32217

December 11, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Mr. Ronald E. Alper, Esq.

Re:     Body Central Corp.
Registration Statement on Form S-1
File No. 333-198924

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Body Central Corp. (the “Company”) hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 9:00 a.m., Eastern Time, on Monday, December 15, 2014, or as soon thereafter as practicable.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Lloyd Jeglikowski of Lowenstein Sandler LLP at (973) 597-6320 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

BODY CENTRAL CORP.

By:    /s/ Ben Rosenfeld
Name: Ben Rosenfeld
Title: President and Chief Executive Officer

cc: Alan Wovsaniker, Esq. and Lloyd Jeglikowski, Esq.,
Lowenstein Sandler LLP